UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

P3 Health Partners Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

744413 105
(CUSIP Number)

Taylor Leavitt
Managing Partner and Chief Executive Officer
Leavitt Equity Partners II, L.P.
299 South Main Street, Suite 2300
Salt Lake City, UT 84111
(801) 961-1599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS
Leavitt Equity Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,505,383 (1) (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,505,383 (1) (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,505,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
The number of shares beneficially owned by the Reporting Person is comprised of shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 41,578,890 shares of Class A Common Stock outstanding according to the Current Report on Form 8-K filed by the Issuer on December 9, 2021. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS
Leavitt Equity Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,505,383 (1) (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,505,383 (1) (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,505,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares beneficially owned by the Reporting Person is comprised of shares of Class V Common Stock and the associated P3 LLC Units, held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 41,578,890 shares of Class A Common Stock outstanding according to the Current Report on Form 8-K filed by the Issuer on December 9, 2021. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS
LEP Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,505,383 (1) (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,505,383 (1) (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,505,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares beneficially owned by the Reporting Person is comprised of shares of Class V Common Stock and the associated P3 LLC Units, held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 41,578,890 shares of Class A Common Stock outstanding according to the Current Report on Form 8-K filed by the Issuer on December 9, 2021. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS
Leavitt Legacy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,505,383 (1) (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,505,383 (1) (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,505,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares beneficially owned by the Reporting Person is comprised of shares of Class V Common Stock and the associated P3 LLC Units, held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 41,578,890 shares of Class A Common Stock outstanding according to the Current Report on Form 8-K filed by the Issuer on December 9, 2021. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS
Taylor Leavitt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,505,383 (1) (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,505,383 (1) (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,505,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares beneficially owned by the Reporting Person is comprised of shares of Class V Common Stock and the associated P3 LLC Units, held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 41,578,890 shares of Class A Common Stock outstanding according to the Current Report on Form 8-K filed by the Issuer on December 9, 2021. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of P3 Health Partners Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2370 Corporate Circle, Suite 300, Henderson, NV 89074

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of (i) Leavitt Equity Partners II, L.P., a Delaware limited partnership (“LEP LP”), (ii) Leavitt Equity Partners II, LLC, a Delaware limited liability company (“LEP LLC”), (iii) LEP Management, LLC, a Delaware limited liability company (“LEP Management”), (iv) Leavitt Legacy LLC, a Delaware limited liability company (“Legacy”), and (v) Taylor Leavitt (collectively, the “Reporting Persons”).

Mr. Leavitt is a United States citizen.

The business address for the Reporting Persons is 299 South Main Street, Suite 2300, Salt Lake City, UT 84111.

LEP LLC is the general partner of LEP LP, which is an investment limited partnership. LEP Management is the investment advisor of LEP LP. Legacy is the manager of LEP LLC. Mr. Leavitt is the sole owner of Legacy.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

All of the shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Agreement and Plan of Merger, dated as of May 25, 2021 (as amended on November 21, 2021, the “Merger Agreement”), by and among Foresight Acquisition Corp. (the predecessor to the Issuer) (“Foresight”), P3 Health Group Holdings, LLC (“P3”) and FAC Merger Sub LLC (“P3 LLC”) and the transactions contemplated thereby, pursuant to which the Issuer acquired economic interests in P3 LLC (which was the entity into which P3 was merged pursuant to the Merger Agreement) and the Issuer became the sole managing member of P3 LLC. Pursuant to the Merger Agreement, upon the consummation of the Merger, each unit of P3 held by the Reporting Persons was canceled and converted into a combination of cash consideration and equity units of P3 LLC (which are convertible into shares of Class A common stock of the Issuer). Immediately following the closing and pursuant to the Merger Agreement, the Reporting Persons were permitted to subscribe for shares of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”), of the Issuer in an amount equal to the Reporting Persons’ P3 LLC units, by payment of a subscription price equal to the par value of the Class V Common Stock. The transactions contemplated by the Merger Agreement (the “Merger”) closed on December 3, 2021 (the “Closing”).

This summary is qualified in its entirety by reference to the text of the Merger Agreement which is attached hereto as Exhibits 2-4, and incorporated by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Registration Rights and Lock-Up Agreement, discussed in Item 6 below, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their shares of Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the CPF Directors or any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)
The information relating to the beneficial ownership of Class A Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 41,578,890 shares of Class A Stock outstanding as of December 3, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 9, 2021. When including the shares of Class A Common Stock underlying the Class V Common Stock held by the Reporting Persons, the Reporting Persons beneficially own 15.3% of the Class A Common Stock.

(c)	The Reporting Persons have not effected any transactions in the Class A Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)
Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Amended and Restated Limited Liability Company Agreement of P3 LLC

Following completion of the Merger, the Issuer will operate its business through P3 LLC (as the successor of P3 Health Group Holdings) and its subsidiaries. At Closing, the Issuer, P3 LLC and the members of P3 LLC named therein entered into the amended and restated limited liability company agreement (the “P3 LLC A&R LLC Agreement”), which sets forth, among other things, the rights and obligations of the members of P3 LLC after the Closing.

Transfer Restrictions. The P3 LLC A&R LLC Agreement generally will not permit transfers of P3 LLC Units by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. The P3 LLC A&R LLC Agreement may impose additional restrictions on transfers (including on exchanges of P3 LLC Units and Class V Common Stock for Class A Common Stock) that are necessary or advisable so that P3 LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the P3 LLC A&R LLC Agreement, the transferring member will be required to simultaneously transfer shares of Class V Common Stock held by such transferring member to such transferee equal to the number of P3 LLC Units that were transferred to such transferee in such permitted transfer.

The P3 LLC A&R LLC Agreement permits holders of P3 LLC Units to participate in a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A Common Stock that is approved by the Issuer’s board of directors by delivering a participation redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such transaction.

Permitted transferees of P3 LLC Units will be required to assume all of the obligations of a transferring member with respect to the transferred P3 LLC Units by executing a joinder to the P3 LLC A&R LLC Agreement, and such transferee shall be bound by any limitations and obligations under the P3 LLC A&R LLC Agreement.

P3 LLC Unit Exchange Right. The P3 LLC A&R LLC Agreement provides a redemption right to the members of P3 LLC (other than Foresight and its subsidiaries) which entitles them to have their P3 LLC Units redeemed for, at Foresight’s election, newly-issued shares of Class A Common Stock on a one-for-one basis, or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each P3 LLC Unit so redeemed. As holders of P3 LLC Units exercise their redemption rights, Foresight’s economic interest in P3 LLC will be correspondingly increased and the number of shares of Class V Common Stock outstanding will be correspondingly reduced.

Each member’s (other than Foresight and its subsidiaries) redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of Class A Common Stock that may be applicable to such member, and may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed redemption.

Whether by redemption or exchange, Foresight is obligated to ensure that at all times the number of P3 LLC Units that Foresight owns equals the number of outstanding shares of Class A Common Stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

The foregoing description of the P3 LLC A&R LLC Agreement is qualified in its entirety by the full text of the P3 LLC A&R LLC Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.

Escrow Agreement

On December 3, 2021, the Issuer entered into the Escrow Agreement among the Issuer, P3 Health Group Holdings, P3 LLC, Hudson Vegas Investment SPV, LLC (the “Class D Member” or “Hudson”), Mary Tolan and Sherif Abdou (the “Unitholder Representatives”) and PNC Bank, N.A. (“Escrow Agent”). Pursuant to the Escrow Agreement, certain of the consideration for the Merger was set aside in an escrow until resolution of the disputes described below.

At Closing, (i) cash, certain units of P3 LLC (“P3 LLC Units”) and shares of Class V Common Stock and Class A Common Stock were placed in escrow, to be allocated upon resolution of the dispute regarding the Option described on Pages 233-234 of the definitive proxy statement in connection with the solicitation of proxies from Foresight’s stockholders to approve the Merger and related transactions filed with the Securities and Exchange Commission on October 25, 2021, as supplemented on November 29, 2021 (the “Class D Dispute”), and (ii) certain members of P3 LLC (the “Contributing P3 Equityholders”) contributed cash, and Hudson contributed P3 LLC Units and shares of Class V Common Stock, into escrow, to be allocated upon resolution of a dispute regarding Hudson Vegas Investment SPV, LLC’s right to a preference on the cash portion of the Merger consideration (the “Cash Preference Dispute”). If the Class D Dispute is (i) resolved in favor of Hudson Vegas Investment SPV, LLC, Hudson Vegas Investment SPV, LLC will receive cash, the P3 LLC Units and shares of Class V Common Stock escrowed for the Class D Dispute and the shares of Class A Common Stock escrowed for the Class D Dispute will be retired or (ii) resolved in favor of the former members of P3 Health Group Holdings (other than Hudson Vegas Investment SPV, LLC), the former members of P3 Health Group Holdings (including Hudson Vegas Investment SPV, LLC) will receive cash, the P3 LLC Units and Class V Common Stock or shares of Class A Common Stock, as applicable, escrowed for the Class D Dispute. If the Cash Preference Dispute is (i) resolved in favor of Hudson Vegas Investment SPV, LLC, the Contributing P3 Equityholders will receive the P3 LLC Units and shares of Class V Common Stock escrowed for the Cash Preference Dispute or shares of Class A Common Stock, as applicable, and Hudson Vegas Investment SPV, LLC will receive cash, or (ii) resolved in favor of the former members of P3 Health Group Holdings (other than Hudson Vegas Investment SPV, LLC), Hudson Vegas Investment SPV, LLC will receive the P3 LLC Units and shares of Class V Common Stock escrowed for the Cash Preference Dispute and the Contributing P3 Equityholders will receive cash.

In the Escrow Agreement, the parties authorized the Unitholder Representatives to direct the voting power of any of the securities in escrow, as applicable, on any matter put to a vote of the applicable securityholders in accordance with the proportional vote totals that such matter received by all voting securities other than those in escrow.

The foregoing description of the Escrow Agreement is qualified in its entirety by the full text of the Escrow Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Registration Rights and Lock-Up Agreement

In connection with the Merger, at Closing, the Issuer, Foresight Sponsor Group, LLC, Foresight’s sponsor (the “Sponsor”), and FA Co-Investment LLC, an affiliate of one of the underwriters in the IPO (together with the Sponsor, the “Sponsors”), certain of the former equityholders of P3 Health Group Holdings (the “P3 Sellers”), Brian Gamache, John Svoboda and Robert Zimmerman (collectively, the “Holders”) entered into that certain Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”).

The Registration Rights and Lock-Up Agreement was entered into to: (i) amend, restate and replace the registration rights agreement entered into by Foresight with the Sponsors, Brian Gamache, John Svoboda and Robert Zimmerman on February 9, 2021, and (ii) provide registration rights to the Holders pursuant to which Foresight will be required to file a shelf registration statement to register the resale shares of Class A Common Stock or any other equity security held by the Holders upon the Closing, including the shares of Class A Common Stock issuable upon the future exchange of P3 LLC Units and shares of Class V Common Stock by such Holders, in each case held by them upon the Closing (collectively, “Registrable Securities”).

In addition, subject to certain requirements and customary conditions, the Holders may demand, at any time or from time to time, that Foresight file a shelf registration statement on Form S-3, or if Form S-3 is not available, a Form S-1 to register the Registrable Securities held by such Holders. The Registration Rights and Lock-Up Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the Class A Common Stock, the Class V Common Stock and the Class A Common Stock issuable upon the future exchange of P3 LLC Units and shares of Class V Common Stock held by the P3 Equityholders after the Closing to be locked-up for a period of six months following the Closing, while the Class A Common Stock received by the Sponsors upon conversion of the Class B Common Stock on the Closing Date will be locked-up for a period of one year following the Closing, subject to earlier release upon (i) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing or (ii) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction after the Closing that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The Private Placement Units, including the Private Placement Warrants and Class A Common Stock issuable upon exercise of the Private Placement Warrants will be locked-up for a period of thirty days following the Closing.

Except as set forth in the Registration Rights and Lock-Up Agreement, Foresight will be required to bear all expenses incurred in connection with the filing of any such registration statements and any such offerings, other than underwriting discounts and commissions on the sale of Registrable Securities, brokerage fees, underwriter marketing costs and, except as specified in the Registration Rights and Lock-Up Agreement, the fees and expenses of counsel to holders of Registrable Securities. The Registration Rights and Lock-Up Agreement also will include customary provisions regarding indemnification and contribution.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by the full text of the Registration Rights and Lock-Up Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Tax Receivable Agreement

In connection with the Transaction, on the Closing Date, the Issuer, certain members of P3 LLC, P3 LLC and the other TRA Holders (as defined in the Tax Receivable Agreement) entered into a tax receivable agreement (the “Tax Receivable Agreement”).

The Issuer expects to obtain an increase in its proportionate share of the tax basis of the assets of P3 LLC (1) as a result of the purchase of P3 Existing Units from the P3 Equityholders in connection with the Merger, (2) if and when the P3 Equityholders receive shares of Class A Common Stock or cash in connection with any future redemption or exchange of P3 LLC Units pursuant to the P3 LLC A&R LLC Agreement and (3) transactions pursuant to the Merger Agreement that result in a basis adjustment and in connection with certain distributions (or deemed distributions) by P3 LLC (any such basis increase, the “Basis Adjustments”). The parties intend to treat the purchase of P3 Existing Units described in clause (1) and any such redemption or exchange of P3 LLC Units described in clause (2) above as a direct purchase by the Issuer of P3 Existing Units and P3 LLC Units, as applicable, from the P3 Equityholders for U.S. federal income and other applicable tax purposes, regardless of whether such P3 Existing Units or P3 LLC Units are surrendered by the P3 Equityholders to P3 LLC or sold to the Issuer upon the exercise of its election to acquire P3 LLC Units directly. A Basis Adjustment may have the effect of increasing (for income tax purposes) depreciation and amortization deductions allocable to the Issuer and thereby reducing the amounts otherwise payable in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

The Tax Receivable Agreement will provide for the payment by the Issuer to the P3 Equityholders of 85% of the amount of tax benefits, if any, that are actually realized, or in some circumstances are deemed to realize, as a result of the transactions described above, including tax benefits attributable to payments made under the Tax Receivable Agreement (such as deductions attributable to imputed interest deemed paid pursuant to the Tax Receivable Agreement). P3 LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of P3 LLC Units for shares of Class A Common Stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either P3 LLC or the Issuer by the P3 Equityholders. The rights of the P3 Equityholders under the Tax Receivable Agreement are assignable to transferees, including transferees of the P3 LLC Units (other than the Issuer or P3 LLC as transferee pursuant to subsequent redemptions or exchanges of the transferred P3 LLC Units).

Decisions made by the Issuer with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments that are received by the P3 Equityholders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing actual income tax liability (subject to certain assumptions relating to state and local income taxes) to the amount of such taxes that the Issuer would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of the Issuer’s taxable years, beginning with the first taxable year ending after the Merger. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be voluntarily terminated by the Issuer pursuant to an early termination procedure and shall be terminated upon the occurrence of certain mergers, asset sales, other forms of business combinations, or other changes of control or material breach of the Issuer’s material obligations under the Tax Receivable Agreement under certain circumstances, and in each case the Issuer will be obligated to pay the P3 Equityholders an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments). However, the Issuer’s ability to make such payment may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which The Issuer or P3 LLC are then a party, or any applicable law.

The payment obligations under the Tax Receivable Agreement are the Issuer’s obligations and not of P3 LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, the Issuer expects that the payments that may be required to be made to the P3 Equityholders will be substantial. Any payments made by the Issuer to the P3 Equityholders under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to the Issuer. To the extent that the Issuer is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will generally terminate the Tax Receivable Agreement and accelerate payments thereunder, unless the applicable payment is not made because (i) the Issuer is prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) the Issuer does not have, and despite using commercially reasonable efforts cannot obtain, sufficient funds to make such payment.

The Tax Receivable Agreement provides that if (i) the Issuer materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur, or (iii) the Issuer elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that the Issuer would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement, and an assumption that, as of the effective date of the acceleration, any P3 Equityholder that has P3 LLC Units that have not been exchanged is deemed to have exchanged such P3 LLC Units for the fair market value of the shares of Class A Common Stock or the amount of cash that would be received by such P3 Equityholder had such P3 LLC Units actually been exchanged on such date, whichever is lower. However, as noted above, the Issuer’s ability to make such payments may be limited by restrictions on distributions that would either violate any contract or agreement to which the Issuer or P3 LLC are then a party, or any applicable law.

As a result of the foregoing, the Issuer would be required to make an immediate cash payment equal to the estimated present value (calculated based on a discount rate equal to 10%) of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, the Issuer could be required to make cash payments to the P3 Equityholders that are greater than the specified percentage of the actual benefits the Issuer ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that the Issuer determines, and the IRS or another tax authority may challenge all or part of the Basis Adjustments, as well as other related tax positions the Issuer takes, and a court could sustain any such challenge. If the outcome of any such challenge to any Basis Adjustments or the deduction of imputed interest deemed paid pursuant to the Tax Receivable Agreement would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then the Issuer will not be permitted to settle or to fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each P3 Equityholder, and any such restrictions will apply for as long as the Tax Receivable Agreement remains in effect. The Issuer will not be reimbursed for any cash payments previously made to the P3 Equityholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by the Issuer are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by the Issuer to the P3 Equityholders will be netted against any future cash payments that the Issuer might otherwise be required to make under the terms of the Tax Receivable Agreement. However, the Issuer might not determine that the Issuer has effectively made an excess cash payment to the P3 Equityholders for a number of years following the initial time of such payment. As a result, it is possible that the Issuer could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of the Issuer’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR (or alternate replacement rate) plus 500 basis points until such payments are made, including any late payments that the Issuer may subsequently make because it may not have enough available cash to satisfy payment obligations at the time at which they originally arose or were prohibited from making such payments under the terms governing certain of indebtedness (although such payments are not considered late payments and therefore would accrue interest at the lower interest if the Issuer makes such payments promptly after such limitations are removed). Subject to certain exceptions as noted above, failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement under certain circumstances, in which case, the Tax Receivable Agreement will terminate and future payments thereunder will be accelerated, as noted above.

The foregoing description of the Tax Receivable Agreement is qualified in its entirety by the full text of the Tax Receivable Agreement, a copy of which is attached hereto as Exhibit 8 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1*	Joint Filing Agreement, dated September 8, 2022

2
Agreement and Plan of Merger, dated as of May 25, 2021, by and between Foresight, P3 Health Group Holdings, LLC, FAC Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the P3 Health Partners Inc.’s (the “Issuer”) Current Report on Form 8-K filed on June 1, 2021).

3
First Amendment to Merger Agreement, dated as of November 21, 2021, by and among Foresight, Merger Sub and P3 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 22, 2021).

4
Second Amendment, dated as of December 3, 2021, to the Agreement and Plan of Merger, dated as of May 25, 2021, by and among Foresight Acquisition Corp. (“Foresight”), FAC Merger Sub LLC and P3 Health Group Holdings, LLC (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

5
P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the registrant and each of the other members party thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

6
Escrow Agreement, dated as of December 3, 2021, by and among the Company, P3 Health Group Holdings, LLC, P3 Health Group LLC, Hudson Vegas Investment SPV, LLC, Mary Tolan and Sherif Abdou, as unitholder representatives and PNC Bank, N.A. (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

7
Registration Rights and Lock-up Agreement, dated December 3, 2021, by and among the Issuer, Foresight Sponsor Group, LLC, FA Co-Investment LLC and the P3 Sellers party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

8
Tax Receivable Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC and the members of P3 Health Group, LLC from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

* Filed herewith.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2022	LEAVITT EQUITY PARTNERS II, L.P.

	By:	LEAVITT EQUITY PARTNERS II, LLC, its general partner

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEAVITT EQUITY PARTNERS II, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEP MANAGEMENT, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEAVITT LEGACY, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

TAYLOR LEAVITT
/s/ Taylor Leavitt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).